Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

August 7, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler

Mr. Daniel Greenspan

Ms. Amy Reischauer

Mr. James Peklenk

Mr. Joel Parker

Re:	Clearside Biomedical, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted June 24, 2014

CIK No. 0001539029

Ladies and Gentlemen:

On behalf of our client, Clearside Biomedical, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 21, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on June 24, 2014.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

General

1.	If our comments are applicable to portions of the filings that we have not cited, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response to Comment 1:

August 7, 2014

The Company acknowledges the Staff’s comment and has made the requested changes, as appropriate, throughout the Amended DRS.

2.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has submitted all exhibits that are available for filing and undertakes to submit any exhibits not previously submitted or submitted with the Amended DRS as soon as practicable.

3.	Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response to Comment 3:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the printed prospectus, other than the Company’s logo, which appears on the cover page of the Amended DRS, and the other graphics that are presently included in the Amended DRS. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 4:

The Company respectfully advises the Staff that neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and, to the Company’s knowledge, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the

August 7, 2014

Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. If, following the date of this letter, any such materials are provided, published or distributed, the Company will supplementally provide such materials to the Staff. The Company will provide, supplementally and under separate cover, a copy of the presentation that the Company intends to use in meetings with qualified institutional buyers or institutional accredited investors who are potential investors in reliance on Section 5(d) of the Securities Act, and respectfully advises the Staff that it has not published or distributed copies of such presentation.

5.	Your exhibit index indicates that you have submitted or will be submitting a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment.

Prospectus Summary

Overview of Clearside Biomedical, page 1

6.	Please describe briefly the regulatory approval pathway under Section 505(b)(2) of the FDA the first time you reference it.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 86 of the Amended DRS.

Risks Associated with our Business, page 8

7.	Please expand the second bullet point to specify that CLS-TA has not yet been dosed in humans and that you have little or no experience with your actual microinjector device in humans.”

Response to Comment 7:

In response to the Staff’s comment, the Company has added disclosure on page 8 of the Amended DRS.

Risk Factors

“We are very early in our development efforts…” page 19

8.	Please revise this risk factor to explain why you are not planning to conduct any Phase 1 clinical trials in your CLS-1003 program and to discuss any risks that the FDA may

August 7, 2014

require you to conduct additional safety testing in humans before proceeding with your planned Phase 2 trial.

Response to Comment 8:

In response to the Staff’s comment, the Company has expanded the disclosure on page 19 of the Amended DRS.

9.	Please expand this risk factor to discuss any risks associated with submitting or relying on results from trials conducted outside of the United States without an IND to support your NDA.

Response to Comment 9:

In response to the Staff’s comment, the Company has expanded the disclosure on page 19 of the Amended DRS.

“We will incur increased costs and demands…” page 55

10.	Please expand this risk factor to include an estimate of the additional legal, accounting and other costs you expect to incur as public company.

Response to Comment 10:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 55 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development, page 69

11.	Please disclose the research and development expenses incurred to date or from the point where you began allocating such costs for each of your significant product candidates.

Response to Comment 11:

In response to the Staff’s comment, the Company has expanded the disclosure on page 70 of the Amended DRS to include a table detailing its allocated and unallocated research and development expenses for each of the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 79

12.	Please note we may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an

August 7, 2014

estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response to Comment 12:

The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Business, page 85

13.	Please revise your disclosure to specify when and, if applicable, the indication for which, you submitted any INDs in connection with your clinical trials of CLS-1001 and CLS-1003. If you have conducted clinical trials for which you did not submit a corresponding IND, please tell us why.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended DRS. The Company supplementally advises the Staff that it has not yet commenced any clinical trials of CLS-1003 and therefore has not yet submitted an IND for this clinical development program.

14.	We note your reference in several places, including pages 86, 88, 90, 100 and 101, to discussions with the FDA concerning the timing, design and sufficiency of your anticipated Phase 3 pivotal trial for CLS-1001. Please disclose when such discussions took place and whether these were pursuant to one or more formal meetings.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 87, 89, 92, 102 and 103 of the Amended DRS.

CLS-1001 Program Targeting Macular Edema Associated with

Non-infectious Uveitis, page 96

CLS-1002 Program Targeting Wet Age-Related Macular Degeneration, page 106

15.	Please expand your disclosure of your preclinical studies in these programs to disclose the number of subjects in each study.

Response to Comment 15:

August 7, 2014

In response to the Staff’s comment, the Company has expanded the disclosure on pages 98, 100, 101 and 109 of the Amended DRS.

16.	With respect to the interim efficacy results of your Phase 1/2 trial of CLS-1001 described on pages 94 through 96, if practicable please provide some frame of reference for the observed results by comparing the improvement in IOP, BCVA and retinal thickness to the current standard of care for non-infectious uveitis. Similarly, if it is practicable to do so, please compare the improvement in BCVA observed in the Phase 1 study of CLS-1002, discussed on page 106, to the level of improvement that would be expected for the intravitreal administration of Avastin in patients with wet AMD. If such comparisons are not possible, given the design limitations of these studies, please include a statement noting such limitations.

Response to Comment 16:

In response to the Staff’s comment, the Company has expanded the disclosure on page 95 of the Amended DRS to describe IOP results observed in clinical trials of Ozurdex, an intravitreal steroid implant that has been approved for the treatment of non-infectious uveitis, and on page 97 of the Amended DRS to describe BCVA improvement observed in patients treated with Ozurdex. The Company has also expanded the disclosure on page 108 of the Amended DRS to describe the improvement in BCVA that was observed in another clinical trial conducted by the National Eye Institute that compared Avastin with the anti-VEGF drug Lucentis in patients experiencing wet AMD.

The Company supplementally advises the Staff that it is aware of a number of studies that have attempted to measure change in retinal thickness following alternative treatments for non-infectious uveitis. However, the Company notes that most of these studies involved a very small number of patients and many of the studies were not randomized trials, resulting in limited utility of the results of such studies. Moreover, because the degree of improvement in retinal thickness varies significantly based on the baseline level of retinal thickness, there is wide variability in the change in retinal thickness observed in these studies (ranging from an average change of 50 microns to approximately 200 microns). As a result, the Company respectfully advises the Staff that an attempt to summarize the degree of improvement in retinal thickness that would be expected from the standard of care would result in a wide range of variability that would be of little use to investors. Nevertheless, the Company respectfully advises the Staff that the results that it has observed to date in its Phase 1/2 trial of CLS-1001 are within the range of improvement observed in these other studies. The Company is supplementally providing, under separate cover, a comprehensive third party review of the literature on this topic published in 2013, in which the authors, after reviewing more than 600 publications, concluded that more research is needed in this area.

August 7, 2014

Our Proprietary SCS Microinjector, page 108

17.	As your microinjector is designed to deliver drugs into the suprachoroidal space (SCS) of the eye, please clarify why current standard-of-care intravitreal injection delivery systems could not be used to similarly administer drug to the SCS in lieu of the vitreous area.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amended DRS.

Intellectual Property

Patents and Patent Applications, page 114

18.	Please revise your disclosure:

•	to clarify which of your patents and patent applications you own and which you license from third parties, and from whom; and
•	to identify the “other major markets” in which those patents were issued or applications filed.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Amended DRS.

License Agreement with Emory and Georgia Tech, page 115

19.	Please expand your description of your license agreement:

•	to disclose the aggregate amount of the remaining milestone payment(s) you may be required to make; and
•	to clarify when the minimum annual royalty increases to $100,000.

Response to Comment 19:

In response to the Staff’s comment, the Company has expanded the disclosure on page 118 of the Amended DRS. The Company also advises the Staff that it is re-submitting the license agreement as Exhibit 10.1 to the Amended DRS to unredact the amount of the remaining milestone payment it may be required to make, and the Company will revise its confidential treatment request accordingly after review by the Staff, as referenced in Comment 5 above.

Management

Non-Management Directors, page 129

August 7, 2014

20.	Please summarize the findings of the Commission concerning the disclosure deficiencies and securities violations described in the Section 21C cease-and-desist order of September 30, 2008 (Release 58690) which resulted in sanctions against Dr. Shaffer.

Response to Comment 20:

In response to the Staff’s comment, the Company has expanded the disclosure on page 132 of the Amended DRS.

Part II

Item 16, Exhibits and Financial Statement Schedules, page II-3

21.	Please file a copy of each of the following agreements as an exhibit to your registration statement or provide your legal analysis as to why you are not required to do so:

•	Your Durham, NC lease; and
•	Your collaboration agreement with Santen.

Response to Comment 21:

In response to the Staff’s comment, the Company is submitting its Durham, NC lease and its collaboration agreement with Santen, as amended, as exhibits to the Amended DRS.

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As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please fax any additional comment letters concerning the Amended DRS to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8058, Darren K. DeStefano, of this office, at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.

August 7, 2014

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Daniel H. White, Clearside Biomedical, Inc.
Darren K. DeStefano, Cooley LLP
Brian F. Leaf, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP